SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 6
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                                 GIANT FOOD INC.
                            (Name of Subject Company)


                             KONINKLIJKE AHOLD N.V.
                                  (ROYAL AHOLD)
                                    (Bidder)


                 Class A Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    374478105
                      (CUSIP Number of Class of Securities)



                            PAUL P.J. BUTZELAAR, ESQ.
                             KONINKLIJKE AHOLD N.V.
                                ALBERT HEIJNWEG 1
                        1507 EH ZAANDAM, THE NETHERLANDS
                                011-31-75-6598111
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    Copy to:

                            MAUREEN S. BRUNDAGE, ESQ.
                                WHITE & CASE LLP
                           1155 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 819-8200

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 37447810235
---------------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Koninklijke Ahold N.V.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) /  /
                                                                        (b) /  /
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         BK
--------------------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
--------------------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES

         /  /
--------------------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
--------------------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

     This Amendment No. 6 amends and supplements the Schedule 14D-1 filed on May 19, 1998 relating to the offer by Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad) (the "Purchaser"), to purchase for cash all of the outstanding shares of Class A Common Stock, par value $1.00 per share (the "Shares"), of Giant Food Inc., a Delaware corporation (the "Company"), at a price of $43.50 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 19, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal and Notice of Guaranteed Delivery.

ITEM 10. ADDITIONAL INFORMATION

     Item  10(b)  and  (c)  of  the  Schedule   14D-1  are  hereby  amended  and
supplemented as follows:

     On June 26, 1998, the Purchaser received a request from the Federal Trade Commission for additional information and documentary material pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, in connection with the tender offer by the Purchaser for all of the outstanding Shares. This request was expected.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 29, 1998                    KONINKLIJKE AHOLD N.V.


                                         By:  /s/ A. MICHIEL MEURS
                                              -------------------------------
                                              Name:   A. Michiel Meurs
                                              Title:    Executive Vice President